82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7

SUPPL

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended July 31, 2006.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Interim Balance Sheets

		July 31, 2006 (unaudited)		January 31, 2006 (audited)
Assets				
Current				
Cash and cash equivalents	$	107,017	$	245,244
Receivables		202,419		55,845
Tax credits recoverable		114,269		114,269
Prepaid expenses		1,804		509
		425,509		415,867
Deposit		3,500		3,500
Mineral properties and deferred exploration costs (Note 2)		1,632,300		1,074,941
Furniture and equipment		1,072		1,245
	$	2,062,381	$	1,495,553
Liabilities and Shareholders' Equity				
Liabilities				
Current				
Accounts payable and accrued liabilities	$	27,174	$	17,726
Liability to issue shares (Note 2)		36,500		-
		63,674		17,726
Shareholders' equity				
Share capital (Note 3)		5,635,185		5,155,169
Contributed surplus (Note 3(d))		541,389		366,660
Deficit		(4,177,867)		(4,044,002)
		1,998,707		1,477,827
	$	2,062,381	$	1,495,553

Approved by the Board:

"James E. McInnes"

Director

"James W.F. Tutton"

Director

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Interim Statements of Loss and Deficit
(unaudited)

	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005
Expenses				
Administrative				
Accounting and audit fees	$ 10,534	$ 3,049	$ 11,084	$ 4,128
Advertising and promotion	3,386	-	3,386	-
Amortization	87	120	173	241
Consulting	-	2,000	10,000	4,000
Filing and transfer agent fees	11,859	8,777	18,853	12,779
Legal fees	7,715	4,742	14,327	7,751
Office	2,331	2,348	2,709	2,402
Rent	-	300	-	600
Travel	3,840	-	3,840	-
	(39,752)	(21,336)	(64,372)	(31,901)
Other items				
Stock option compensation	(76,012)	-	(76,012)	-
Foreign exchange gain (loss)	433	(3,558)	(855)	(1,885)
Interest income	2,318	1,190	7,374	2,295
	(73,261)	(2,368)	(69,493)	410
Net loss for the period	(113,013)	(23,704)	(133,865)	(31,491)
Deficit, beginning of period	(4,064,854)	(3,785,235)	(4,044,002)	(3,777,448)
Deficit, end of period	$ (4,177,867)	$ (3,808,939)	$ (4,177,867)	$ (3,808,939)
Loss per share – basic and diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)
Weighted average shares outstanding	16,440,728	12,500,723	16,221,301	12,500,723

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Interim Statements of Cash Flows
(unaudited)

	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005
Cash provided by (used in)				
Operating activities				
Net loss for the period	$ (113,013)	$ (23,704)	$ (133,865)	$ (31,491)
Items not involving cash				
Amortization	87	120	173	241
Foreign exchange loss	(433)	3,558	855	1,885
Stock-based compensation	76,012	-	76,012	-
	(37,347)	(20,026)	(56,825)	(29,365)
Changes in non-cash working capital balances				
Receivables	(172,153)	(559)	(146,574)	(1,371)
Prepaid expenses	4,096	2,785	(1,295)	1,134
Accounts payable and accrued liabilities	4,542	(8,107)	9,448	(4,312)
	(200,862)	(25,907)	(195,246)	(33,914)
Investing activity				
Mineral properties and deferred exploration costs	(145,900)	(9,993)	(520,859)	(10,183)
Financing activity				
Proceeds on issuance of common shares, net of issue costs	-	-	578,733	-
Decrease in cash and cash equivalents	(346,762)	(35,900)	(137,372)	(44,097)
Effect of foreign exchange on cash and cash equivalents	433	(3,558)	(855)	(1,885)
Cash and cash equivalents, beginning of period	453,346	266,408	245,244	272,932
Cash and cash equivalents, end of period	$ 107,017	$ 226,950	$ 107,017	$ 226,950

Supplemental Disclosure of Cash Flow Information

Non-cash investing and financing activity				
Issue of common shares for mineral property payment		$	-	$

No cash was paid in the period for interest or income taxes

1. Significant Accounting Policies

Basis of Presentation

All figures as at and for the periods ended July 31, 2006 and 2005 are unaudited.

The interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended January 31, 2006 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. Mineral Properties and Deferred Exploration Costs

	Merit/ Brookmere BC	Cariboo/ Kamloops BC	Northwest Territories	Total July 31, 2006	Total January 31, 2006
Mineral properties, at cost					
Balance, beginning of period	$ -	$ 49,947	$ 36,075	$ 86,022	$ 59,386
Additions	37,344	-	-	37,344	26,636
Balance, end of period	37,344	49,947	36,075	123,366	86,022
Deferred Exploration Costs					
Balance, beginning of period	-	721,794	267,125	988,919	516,194
Costs incurred during the period					
Assay	-	85,008	-	85,008	90,880
Drilling	-	329,388	65,558	394,946	429,941
Geochemical	-	-	1,139	1,139	-
Geology	1,000	5,954	-	6,954	12,355
Geophysical costs	-	-	975	975	26,416
Lease payments	-	-	6,544	6,544	6,662
Legal fees	-	286	-	286	-
Management fees	-	-	11,639	11,639	-
Supplies	-	1,516	232	1,748	1,297
Tax assessments	-	881	-	881	803
Travel	417	9,478	-	9,895	21,048
Mining exploration tax credit	-	-	-	-	(116,677)
	1,417	432,511	86,087	520,015	472,725
Balance, end of period	1,417	1,154,305	353,212	1,508,934	988,919
Total	$ 38,761	1,204,252	$ 389,287	$ 1,632,300	$ 1,074,941

2. Mineral Properties and Deferred Exploration Costs - Continued

During the six months ended July 31, 2006, the Company completed an option agreement with Almaden Minerals Ltd. ("Almaden") to acquire a 60% interest in the Merit and Brookmere properties in the Spences Bridge Area of British Columbia by incurring exploration expenditures of $4,000,000 and issuing 1,000,000 shares of the Company to Almaden over four years. At July 31, 2006, the Company had to issue 100,000 shares to Almaden as required under the option agreement.

3. Share Capital

	Shares		Amount
Authorized			
Unlimited number of common shares without par value			
Issued			
Balance, February 1, 2006	14,944,890	$	5,155,169
Issued during the period			
For cash through private placements, net of issue costs	1,300,000		516,316
For cash through the exercise of warrants	38,333		14,417
For cash through the exercise of stock options	160,000		48,000
Contributed surplus on exercise of stock options	-		25,600
Fair value of warrants issued (Note 3(c))	-		2,683
Cancelled during the period			
Lapsed escrow shares	(13,500)		-
Balance, July 31, 2006	16,429,723	$	5,762,185

a) During the six months ended July 31, 2006, the Company completed two private placements.

(i) 300,000 units were issued at $0.38 per unit for gross proceeds of $114,000, with each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.50 until expiry in February 2007. The fair value of the warrants issued as part of the private placement of $27,000 was allocated to contributed surplus (Note 3(d)). Costs relating to this private placement totaled $711.

(ii) 1,000,000 units were issued at $0.41 per unit for gross proceeds of $410,000, with each unit consisting of one share and one non-transferable share purchase warrant exercisable at $0.51 until expiry in March 2007. The fair value of the warrants issued as part of the private placement of $100,000 was allocated to contributed surplus (Note 3(d)). Costs relating to this private placement totaled $6,973.

3. Share Capital - Continued

b) Stock Options

The Company has adopted a "rolling" stock option plan, pursuant to the policies of the TSX Venture Exchange.

A summary of stock option activities for the six months ended July 31, 2006 is as follows:

	Number	Weighted Average Exercise Price
Outstanding at February 1, 2006	1,210,000	$0.30
Granted	550,000	0.34
Exercised	(160,000)	0.30
Outstanding at July 31, 2006	1,600,000	$0.31

During the six months ended July 31, 2006, the Company granted 250,000 stock options with an exercise price of $0.34 to directors and employees expiring on June 5, 2008. The fair value of the options was $0.28 per share based on the Black-Scholes option pricing model using the following weighted average assumptions noted below:

Risk-free interest rate	4.12%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common share	91.9%
Weighted average expected life of the options (months)	24

These options were fully vested and exercisable.

During the six months ended July 31, 2006, the Company granted 300,000 stock options with an exercise price of $0.34 to a Consultant performing investor relations activities expiring on June 5, 2007. The fair value of the option was $0.12 per share based on the Black-Scholes option pricing model using the following weighted average assumptions noted below:

Risk-free interest rate	4.12%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common share	94.8%
Weighted average expected life of the options (months)	12

These options vest equally over 12 months.

For the six months ended July 31, 2006, the compensation expense for stock options granted totaled $76,012 which comprises stock option compensation and has been credited to contributed surplus.

3. **Share Capital - Continued**

c) Warrants

A summary of warrant activities for the six months ended July 31, 2006 is as follows:

	Number	Weighted Average Exercise Price
Outstanding at February 1, 2006	2,354,167	$0.36
Granted	1,300,000	0.51
Exercised	(38,333)	0.37
Outstanding at July 31, 2006	3,615,834	$0.41

All share purchase warrants outstanding at July 31, 2006 were fully vested and exercisable.

The fair value of the 300,000 warrants issued on February 1, 2006 was estimated as $27,000 (see Note 3(a)) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 3.95%; expected life of 1 year; dividend rate of 0%; and volatility of 98%.

The fair value of the 1,000,000 warrants issued on March 6, 2006 was estimated as $100,000 (see Note 3(a)) using the Black-Scholes option pricing model based on the following weighted average assumptions: : risk free interest rate of 3.95%; expected life of 1 year; dividend rate of 0%; and volatility of 98%.

d) Contributed Surplus

Balance, February 1, 2006	$ 366,660
Stock-based compensation on grant of options	76,012
Fair value of warrants granted during the period	127,000
Exercise of warrants	(2,683)
Exercise of stock options	(25,600)
Balance, July 31, 2006	$ 541,389

4. **Related Party Transactions**

During the six months ended July 31, 2006, the Company paid $47,475 to a director for consulting and supervision of the drill program on the Kamloops property.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Williams Creek Explorations Limited (the "Company" or "Williams Creek") and should be read in conjunction with the audited financial statements for the year ended January 31, 2006 and related notes contained therein. The date of this management's discussion and analysis is September 28, 2006. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Williams Creek
Williams Creek is an exploration stage company engaged in the acquisition, exploration and development of mineral properties with a primary focus in British Columbia. The Company owns twenty-eight crown granted mineral claims in the Caribou Mining Division and three crown granted mineral claims in the Kamloops Mining Division. The Company has an option to earn a 60% interest in the Merit and Brookmere properties in the Spences Bridge area of British Columbia. The Company also has a net 37.5% interest in the ATW diamond property in the MacKenzie Mining District of the Northwest Territories.

Risks
Williams Creek is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Also, the price of gold is affected by numerous factors beyond the control of the Company and has been volatile over short periods of time. Further, as the Company has no revenues from operations, the only sources of funds currently available to the Company are the sale of equity capital or the offering of an interest in its projects to another party.

Exploration projects

Kamloops gold project, British Columbia
The Company has completed an agreement with a relative of Francis P. Newcome, Deceased, and has perfected title to the three Crown-granted mineral claims. Two diamond drill holes have been completed on the Company's 100% owned crown grants, located in the Afton mine area, British Columbia. The drill program was designed to target deep high grade mineralization similar to that identified by New Gold Corp. ("New Gold"), which has identified a Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold underneath the Afton pit. The Company's crown grants are located within the area controlled by New Gold, immediately south of the Afton pit and north of the smaller Pothook pit.

A geophysical work program consisting of natural and controlled source audio frequency magnetotellurics ("NSAMT" and "CSAMT") surveys has been completed. This type of survey is a high resolution electromagnetic sounding technique that in the case of NSAMT utilizes magnetotelluric signals that are produced naturally by electrical currents that exist within the earth. CSAMT uses an artificial signal source that enables measurement when natural sources are weak. Both techniques enable the resolution of geologic features to greater depths than other geophysical techniques, often over two kilometers depth, and have been used effectively worldwide in mineral exploration since the 1970's.

The work program identified a strong conductivity anomaly underneath the company's property. This anomaly, which has been traced to 700 meters beneath the surface, is interpreted to represent concentrations of sulphide minerals in the subsurface. At the adjacent New Gold property the orebody consists of sulphide-rich copper gold mineralisation.

Diamond drilling on the Pothook property commenced in late August 2005 and was completed in December of the same year. The drilling was designed to test the conductivity anomalies identified by the 2005 geophysical survey. Five NQ holes totalling 2231m were completed. The table below summarizes significant mineralized intervals.

Hole	From	To	Interval (m)	Cu % (weighted average)	Au grams/tonne (weighted average)
DH-2005-1	110.60	112.63	2.03	0.049	0.33
DH-2005-1	144.59	148.8	4.21	0.250	0.12
DH-2005-1	172.80	195.55	22.75	0.180	0.22
including:	173.75	176.75	3.00	0.355	0.28
DH-2005-2	215.68	220.98	5.30	0.139	0.15
DH-2005-4	266.19	273.63	6.94	0.144	0.20
DH-2005-5	185.40	189.60	4.20	0.175	0.58
DH-2005-5	291.15	293.88	2.73	0.230	0.11

On March 16, 2006 the Company announced that it has agreed with New Gold Inc. ("New Gold") to conduct a joint diamond drill program along the western boundary of the company's 100% owned crown grants and New Gold's claim holdings in the past-producing Afton mine area, British Columbia. The program has been designed to test the depth extent of a geophysical anomaly identified by a survey carried out in 2005.

The highest gold assays were 0.8m with 1.52 g/t Au (DH-2005-1; 184.25-185.05m), 0.56m with 1.50 g/t Au (DH-2005-1; 56.40-56.96m) and 0.50m with 1.14 g/t Au (DH-2005-2; 188.35-188.85m). The highest copper analyses were 0.40m with 0.905 % Cu (DH-2005-2; 215.68-216.08m), 0.45m with 0.599 % Cu (DH-2005-1; 175.80-176.25m) and 0.60m with 0.576% Cu (DH-2005-1; 68.43-69.03m). The highest silver analyses were 1.28m with 36.1 g/t Ag (DH-2005-2; 364.42-365.70m) and 1.73m reporting 10.3 g/t Ag (DH-2005-2; 402.38-404.11m).

Copper mineralization occurs in three modes; native copper in association with specular hematite stockworks, chalcopyrite in coarse magnetite-apatite veins and chalcopyrite stringers and veins in potassic altered diorite.

2006: Five NQ diamond drill holes were sited to test the depth extent of the geophysical anomalies identified in 2005. The total depth of the five holes was 6,279.98m. Three of the holes (DH-2006-2, DH-2006-3 and DH-2006-4, totalling 2,446.55m depth) made up a joint drill program with New Gold Inc. along the western boundary of WCX's crown grants and New Gold's claim holdings adjacent to the past-producing Pothook Pit. The drilling commenced in March 2006 and was completed in May. The table below summarizes significant mineralized intervals.

Hole	From	To	Interval (m)	Cu % (weighted average)	Au grams/tonne (weighted average)
DH-2006-1	192.38	194.96	2.58	0.140	0.10
DH-2006-1	447.40	450.17	2.77	0.090	0.09
DH-2006-2	86.25	96.81	10.56	0.030	0.05
DH-2006-2	107.60	141.12	33.52	0.060	0.17
including:	119.55	124.93	5.38	0.100	0.40

	131.75	134.5	2.75	0.070	0.40
DH-2006-2	364.64	371.2	6.56	0.110	0.06
DH-2006-2	407.78	425.26	17.48	0.050	0.11
DH-2006-2	558.45	560.90	2.45	0.210	0.08
DH-2006-3	112.06	114.90	2.84	0.130	0.22
DH-2006-3	116.25	120.35	4.10	0.200	0.84
including:	119.00	120.35	1.35	0.446	2.41
DH-2006-3	200.10	202.89	2.79	0.180	0.12
DH-2006-3	507.65	515.98	8.33	0.140	0.19
DH-2006-3	528.05	530.81	2.76	0.100	0.23
DH-2006-3	707.73	717.43	9.70	0.100	0.09
DH-2006-4	119.55	126.10	6.55	0.140	0.42
DH-2006-4	156.46	160.42	3.96	0.110	0.14
DH-2006-4	187.10	193.70	6.60	0.110	0.07
DH-2006-4	536.31	537.71	1.40	0.290	0.24
DH-2006-4	642.28	643.67	1.39	0.119	0.24
DH-2006-4	829.10	838.63	9.53	0.190	0.11
including:	829.10	830.34	1.24	0.545	0.38
DH-2006-5	480.85	485.09	4.24	0.260	0.11
DH-2006-5	709.74	713.85	4.11	0.220	0.08

The highest gold assays were 1.35m with 2.41 g/t Au (DH-2006-3; 119.0-120.35m), 1.31m with 1.175 g/t Au (DH-2006-3; 317.80-319.11m) and 1.02m with 0.870 g/t Au (DH-2006-4; 691.75-692.77m). The highest copper analyses were 1.24 m with 0.545% Cu (DH-2006-4; 829.10-830.34m), 1.35m with 0.446% Cu (DH-2006-3; 119.0-120.35m) and 1.40m with 0.439% Cu (DH-2006-5; 712.45-713.85m). The highest silver analyses were 1.49m reporting 38.3 g/t Ag (DH-2006-2; 320.51-322.0m), 1.93m with 24.8 g/t Ag (DH-2006-2; 510.91-512.84m) and 1.40 m with 20.1 g/t Ag (DH-2006-2; 330.34-331.74m).

Preliminary compilations suggest that copper mineralization, with or without accompanying gold, is not consistently coincident with the conductivity anomalies, and can occur above, within or below them.

A quality control program was put in place which included the insertion of blanks, standards and field duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the 2005 and 2006 drill programs on the project.

Westport gold project, British Columbia

In 2005, the Company completed a diamond drilling program to follow up results of the 2003 program. The program consisted of six diamond drill holes totalling 1460 meters. The company is extremely encouraged by the compiled results which included 38.58 meters of 2.6 grams per tonne (g/t) gold in hole DDH-05-01. This intersection included a quartz vein which returned 86.8 g/t gold (2.53 ounces per ton) over 0.64 meters. All but one of the holes (DDH-05-5) intersected significant values over broad widths. A

ground geochemical survey and a diamond drilling program is planned for the field season of 2006 to follow-up these results.

The Westport project consists of 28 crown granted claims wholly owned by the company since their purchase in 1946. The claims straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. The property directly adjoins that of International Wayside Gold Mines Ltd. (Wayside) who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognized to host gold mineralization in the area.

The 2005 drilling was designed to follow-up the company's 2003 drill program which tested for Bonanza Ledge style mineralization and geophysical anomalies that were generated by an induced polarization (IP) geophysics program, also carried out by the company in 2003. All five drill holes drilled in 2003 encountered significant amounts of pyrite, confirming the source of the geophysical anomalies and included a 1.2 meter interval that returned 4.56 ounces per ton gold (156.4 grams per tonne). The drilling to date has allowed for a better understanding of the stratigraphy and the distribution of alteration and mineralization within the geologic units. The 2005 drilling intersected significant gold mineralization, as evidenced by the 38.58 meters in hole DDH-05-01 that averaged 2.60 g/t gold. These intersections are not considered to represent Bonanza Ledge-style gold mineralization, which has not been identified in the drilling to date, although alteration thought to be representative of this style of mineralization, was noted in the core from the 2005 drilling. The data will be further examined by the management and the geologic team to better understand the setting of the mineralization intersected in order to design a program to follow up the exciting gold intersections encountered in the 2005 drilling, and further test for Bonanza Ledge-style mineralization.

A quality control program was put in place which included the insertion of blanks, standards and field duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the 2003 and 2005 drill programs on the project.

Merit and Brookmere gold-silver properties, British Columbia

The Company completed an option agreement with Almaden Minerals Ltd. ("Almaden") to acquire a 60% interest in the Merit and Brookmere properties in the Spences Bridge area of British Columbia by incurring exploration expenditures of $4,000,000 and issuing 1,000,000 shares of the Company to Almaden over four years.

The Merit project was identified and staked by Almaden (TSX: AMM). During the field seasons of 2004 and 2005 an initial property evaluation of the Merit Property was carried out by Almaden. The program included prospecting and reconnaissance rock sampling, grid soil geochemistry (1,182 samples taken), geological mapping and hand trenching on two of the three mineral zones identified to date. Highlights of this work include average gold analyses of 965 ppb (0.97 g/t) from all 115 reconnaissance rock samples, with values up to 7.9 g/t gold, and three contiguous channel samples which average 7.2 g/t gold across a 1.8 meter true width section of outcropping quartz veining and altered host rock exposed by trenching in the main (Sullivan Ridge) zone. A program of infill grid soil sampling is currently (fall, 2006) in progress.

The 17,114 hectare Brookmere project was also identified and staked by Almaden. This project covers an area of multielement stream sediment anomalies. A geochemical silt sampling survey is currently in progress (summer and fall, 2006).

ATW diamond project, Northwest Territories

Work conducted over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest was completed in 2005 in order to better define sites for diamond drill program. A sonic drilling program was initiated in March, 2006 to better define the indicator mineral train prior to diamond drilling. This sonic drill program on the MacKay Lake diamond prospect in the Northwest Territories was been cancelled due to poor ice conditions and the premature closing of the ice road. The drill was mobilized to the site along the winter road connecting Yellowknife to the Diavik and Ekati minesites on March 17 and drilling started shortly thereafter. Eight drill holes have

been completed, sampling the lake bottom sediments on the west edge of the drill grid. The winter road was officially closed on March 21, two to three weeks ahead of schedule, due to extremely warm temperatures. The option to continue the program and airlift the drill from the Diavik minesite to Yellowknife was investigated and rejected as the driller reported ice thicknesses in the drill area approaching critical levels. The Company plans to review the results of the work completed from this limited program in order to better plan a program for the winter of 2007, when the winter road is anticipated to be open once again.

Selected quarterly information - Unaudited

	Three Months Ended							
	Jul-06	Apr-06	Jan-06	Oct-05	Jul-05	Apr-05	Jan-05	Oct-04
Interest income	$ 2,318	$ 5,056	$ 2,509	$ 1,655	$ 1,190	$ 1,105	$ 2,146	$ 187
Net loss	113,013	20,852	24,431	210,632	23,704	7,787	6,692	79,148
Net loss per share	0.01	0.00	0.00	0.02	0.00	0.00	0.00	0.01
Stock option Compensation	76,012	0	0	200,000	0	0	0	0
Working capital	398,335	581,149	398,141	489,656	225,330	258,907	266,763	293,773
Total assets	2,062,381	2,058,340	1,495,553	1,532,321	823,422	855,233	859,225	863,140

Results of operations

The Company's operations during the three months ended July 31, 2006 produced a net loss of $113,013 ($0.01 per share) as compared to a net loss of $23,704 ($0.00 per share) for the three months ended July 31, 2005. The increase in net loss is primarily due to the non-cash expense of stock option compensation.

The Company's operations during the six months ended July 31, 2006 produced a net loss of $133,865 ($0.01 per share) as compared to a net loss of $31,491 ($0.00 per share) for the six months ended July 31, 2005. The increase in net loss is primarily due to an increase in administrative expenses and the non-cash expense of stock option compensation. Accounting and audit, consulting, legal and filing and transfer agent fees all increased due to an overall increase in activity in the Company. Advertising and promotion and travel increased due to the engagement of a Consultant to perform investor relations activities. No general exploration was undertaken in the period.

Liquidity and capital resources

At July 31, 2006, the Company had working capital of $398,335 as compared to $398,141 at January 31, 2006, the Company's most recent financial year-end. The Company had cash and cash equivalents of $107,017 at July 31, 2006 as compared to $245,244 at January 31, 2006. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next year.

Cash used in operating activities during the three months ended July 31, 2006 was $200,862 compared to $25,907 during the three months ended July 31, 2005. This increase is primarily due to an accounts receivable for the recovery of exploration activities undertaken on behalf of a third party. Cash used for investing activities during the three months ended July 31, 2006 increased as compared to the three months ended July 31, 2005 due to the drill program undertaken on the Kamloops gold project. There was no cash flow from financing activities during the three months ended July 31, 2006.

Cash used in operating activities during the six months ended July 31, 2006 was $195,246 compared to $33,914 during the six months ended July 31, 2005. Cash used for investing activities during the six months ended July 31, 2006 increased as compared to the six months ended July 31, 2005 due to the drill program undertaken on the Kamloops gold project. Cash flows from financing activities during the six months ended July 31, 2006 was $578,733. This source of cash is from the issuance of common shares pursuant to private placements ($516,316 net of share issue costs) and on the exercise of warrants and stock options ($14,417 and $48,000, respectively).

Critical accounting estimates

See the Summary of Significant Accounting policies in the January 31, 2006 financial statements for disclosure of accounting estimates.

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets' carrying value exceed their estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company's financial assets and liabilities are cash and cash equivalents, receivables, tax credits recoverable and accounts payable and accrued liabilities. The fair values of these financial instruments are estimated to be their carrying values due to their short-term nature.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected stock price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Changes in accounting principles

There were no changes in accounting principles that affected the Company during the period.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value. As at September 28, 2006, there were 16,429,723 outstanding common shares. At July 31, 2006, the Company had to issue 100,000 shares under a property option agreement.

The Company completed two private placements during the six months ended July 31, 2006. 300,000 units were issued at a price of $0.38 per unit for gross proceeds of $114,000. Each unit consists of one common share and one share purchase warrant with a one year tern, exercisable at a price of $0.50. A further 1,000,000 units were issued at a price of $0.41 per unit for gross proceeds of $410,000. Each unit consists of one common share and one share purchase warrant with a one year tern, exercisable at a price of $0.51.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in Note 6(d) to the audited financial statements for the year ended January 31, 2006.

During the six months ended July 31, 2006, the Company granted stock options to directors and employees to acquire up to 250,000 common shares over a two year period at a price of $0.34 per share, being the Discounted Market Price. Also, the Company entered into an Investor Relations Agreement with Mr. Paul Allard. Mr. Allard was granted a stock option to acquire up to 300,000 common shares over a one year period at a price of $0.34 per share, being the Discounted Market Price and a total of $30,000 at a rate of $5,000 per month during the term of the Agreement, plus reimbursement for pre-authorized expenses and payment at a rate of $800 per day for pre-authorized services not covered in the Agreement.

Related party transactions

During the six months ended July 31, 2006, the Company paid $47,475 to a director for consulting and supervision of the drill program on the Kamloops property.